Exhibit 21.1

SUBSIDIARIES

Name	State or Jurisdiction of Organization
Smith & Wesson Inc.	Delaware
Smith & Wesson Sales Company	Delaware
AOB Products Company	Missouri
Crimson Trace Corporation	Oregon